Exhibit 99.1

Aurinia Enhances Research, Development, and Scientific Expertise with the Appointment of Michael Hayden to its Board of Directors

VICTORIA, British Columbia--(BUSINESS WIRE)--February 22, 2018--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the appointment of Michael Hayden, CM OBC MB ChB PhD FRCP (C) FRSC to its board of directors. Dr. Hayden was most recently the President of Global R&D and Chief Scientific Officer at Teva.

“Michael’s scientific acumen and clinical development track record is unparalleled in this industry,” said Richard M. Glickman, Chief Executive Officer and Chairman of the Board of Aurinia. “His skillset rounds out our board with world class research and development experience which will prove extremely valuable as we initiate our new indications and assess strategic growth options for Aurinia.”

Dr. Hayden was recently named one of the 50 Canadians born in the 20th century who have changed the world. He is the co-founder of three biotechnology companies: NeuroVir Therapeutics Inc., Xenon Pharmaceuticals Inc., and Aspreva Pharmaceuticals Corp. Dr. Hayden sits on different boards including Xenon Pharmaceuticals and Lycera. Author of over 860 peer-reviewed publications and invited submissions, Dr. Hayden has focused his research primarily on genetic diseases, including genetics of diabetes, lipoprotein disorders, Huntington disease, predictive and personalized medicine. Dr. Hayden was inducted into the Canadian Medical Hall of Fame in 2017. He was named one of PharmaVoice’s “100 of the Most Inspiring People” (2015); awarded an Honorary Doctor of Science by the University of Gottingen (2014); the Luminary award by the Personalized Medicine World Conference (2014); and the Diamond Jubilee Medal (2012), on behalf of HRH Queen Elisabeth II, in recognition of his significant contributions and achievements. Dr. Hayden has also been awarded the Order of Canada (2011), and the Order of British Columbia (2010). He was named Canada’s Health Researcher of the Year by CIHR (NIH of Canada) in 2008, and he received the Prix Galien in 2007, which recognizes the outstanding contribution of a researcher to Canadian pharmaceutical research.

"I hope to build upon the success we created as a team at Aspreva in improving the treatment paradigm for lupus nephritis, said Dr. Hayden. “Aurinia’s commitment to addressing the significant unmet medical need in lupus nephritis is highly encouraging for patients, and I look forward to once again working alongside this exceptional management team as we pursue a successful future for the company.”

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia’s corporate strategy and Dr. Hayden’s expected impact on Aurinia’s progress. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of its clinical studies may change based on further analyses, the risk that Aurinia will not successfully complete its clinical programs and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

We seek safe harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
VP, Corporate & Public Affairs
IR@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com